UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of August, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated August 20, 2007	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2007	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Provides Information on Short-Term Investment Portfolio
Saskatoon, Saskatchewan, Canada, August 20, 2007 . . . . . . . . . . . . . .
Cameco Corporation today provided information on its short-term investment portfolio in light of the recent disruptions in the global credit markets. At August 17, 2007, Cameco had an investment portfolio of about $332 million, of which $152 million was invested in US government debt and $60 million in short-term debt issued by two of Canada’s largest banks. The remaining $120 million was invested in asset-backed commercial paper.
In the Canadian market, Cameco had invested $13 million in asset-backed commercial paper held in two trusts — $7.5 million in Apsley Trust, managed by Metcalf & Mansfield and $5.5 million in Planet Trust, managed under Coventree Capital — both of which matured on August 17, 2007. These two investments are rated R-1 (high) by DBRS, which is the highest possible rating for commercial paper. However, the holders of these investments have advised they are unable to repay the funds owed to Cameco. We are investigating the implications of these events, which appear to be a result of the current lack of liquidity for asset-backed securities rather than the creditworthiness of the underlying assets. We expect it will take several months to clarify the situation and the best approach for Cameco to take.
Cameco also has $101 million (US) ($107 million (CDN)) invested in US asset-backed commercial paper issued by seven different US investment funds. These investments mature between August 27 and September 18, 2007. All seven investments are rated A1/P1 or A1+/P1 by S&P and Moody’s. These are the highest possible credit ratings for commercial paper by US agencies. The US funds we are invested in have been making redemptions as scheduled and none have experienced any defaults to date. While we expect that these US investments will be repaid to Cameco as they reach maturity, there is uncertainty until the disruptions in the global credit markets are resolved. If repayment is disrupted, we do not expect this would impact our plans for the company going forward.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Investor and media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Gord Struthers	(306) 956-6593

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